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Senior Principal Software Engineer at Oracle; Co-Founder and Director of Operations at Meridian Hive

Austin, Texas Area

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Oracle America, Inc.

Wright State University

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472 connections

Twenty years of experience with kernel-level programming, software architecture, and design. At Oracle, architect and developer of virtual memory subsystem components. Typical focus is on reliability, debuggability, performance, and scalability aspects of system-level software components. ...

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Experience

Oracle America, Inc.

Senior Principal Software Engineer

Oracle America, Inc.

Jun 2010 – Present · 8 yrs 4 mos

Senior software engineer in Solaris Core Kernel development. Specialties: virtual memory, scalability, performance. Acting virtual memory tech lead.

Meridian Hive

Co-Founder

Meridian Hive

Jan 2012 – Present · 6 yrs 9 mos

Austin, Texas Area

Director of Operations.

Responsibilities:

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VMware

Staff Software Engineer

VMware

Nov 2006 – Jun 2010 · 3 yrs 8 mos

Advanced development projects for ESX platform.

Sun Microsystems

Staff Software Engineer, Solaris Kernel Development

Sun Microsystems

Jan 2001 – Nov 2006 · 5 yrs 11 mos

Operating system kernel development for Sun Microsystems Solaris platform. C and assembly on SPARC and x86 platforms. ccNUMA optimizations, trap handling, MMU synchronization, paging, memory allocation, fault recovery, memory management, performance optimization. Technical and team lead experience. ARC licensee, CRT member, OpenSolaris code sponsor.

Systran









Corporation

Software Engineer

Systran Corporation

May 1997 – Dec 2000 · 3 yrs 8 mos

UNIX system administration. Device driver development in C for VxWorks, Linux, Solaris, Irix, Windows NT, and LynxOS for FibreChannel (raw FCP, block FCP, IP) and proprietary point-to-point high-speed datalink devices.

Education

Wright State University

Wright State University

Computer Engineering, CS, EE, VLSI, FPGAs, Operating Systems, System Architecture

1996 – 2000

Activities and Societies: Member and president of Wright Engineering Council

Graduate summa cum laude

Skills & Endorsements

Solaris · 23

Endorsed by **Frank Batschulat and 9 others who are highly skilled at this**

Endorsed by **14 of Eric's colleagues at Oracle**

Software Engineering · 16

George Cameron and 15 connections have given endorsements for this skill

Device Drivers · 13

Endorsed by **9 of Eric's colleagues at Oracle**

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